SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A/A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Permanent Portfolio Family of Funds

Address of Principal Business Office:

600 Montgomery Street, Suite 4100

San Francisco, California 94111

Telephone Number (including area code): (415) 398-8000

Name and Address of Agent for Service of Process:

Michael J. Cuggino

600 Montgomery Street, Suite 4100

San Francisco, California 94111

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:    Yes  ☒*    No  ☐

*

In connection with a redomiciliation from the State of Maryland to the State of Delaware, the Registrant, Permanent Portfolio Family of Funds, a Delaware statutory trust, filed an Amendment to the Registration Statement of Permanent Portfolio Family of Funds, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended. The Amendment was filed on May 31, 2016, concurrently with the filing of this Form N-8A/A, amending and adopting such Registration Statement as its own pursuant to Rule 414 under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Amendment to the Notification of Registration to be duly signed on its behalf in the City of San Francisco and the State of California on the 31st day of May, 2016.

PERMANENT PORTFOLIO FAMILY OF FUNDS

/s/ Michael J. Cuggino
By: Michael J. Cuggino President, Secretary and Trustee